Easy Energy, Inc.
                            5348 Vegas Dr., Suite 105
                               Las Vegas, NV 89108
                                 (702) 442-1166


                                October 29, 2008

Via EDGAR and Fax

Brian Cascio, Branch Chief
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re: Easy Energy Inc. (the "Company")
    Form S-1 (File No. 333-150468)
    Filed April 25, 2008,and amended April 28, 2008, July 7, 2008, August 13, 2008, September 18, 2008, October 14, 2008, and
    October 28, 2008 (the "Registration Statement")

Dear Mr. Cascio:

     The Company previously filed a request for acceleration of the effectiveness of the above-referenced Registration Statement on October 23, 2008 (the "Earlier Acceleration Request").

     The Company hereby withdraws the Earlier Acceleration Request, and instead hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), so that it may become effective on Friday, October 31, 2008, at 12:00 noon New York City time, or as soon thereafter as is practicable.

     The Company acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     * the Company may not assert this declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

                                     Sincerely yours,

                                     EASY ENERGY INC.


                                         /s/ Guy Ofir
                                         ---------------------------------
                                     By: Guy Ofir, Chief Executive Officer